

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 11, 2008

Mr. Garth Johnson
Chief Executive and Financial Officer
Tag Oil Ltd.
Suite 1407, 1050 Burrard Street
Vancouver, British Columbia, Canada V6Z 2S3

> **Re: Tag Oil Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **Filed September 28, 2007**
> **File No. 000-22500**

Dear Mr. Johnson:

　　We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2007

Controls and Procedures, page 48

1.　　Please revise your disclosure for the following items:

       a. Reflect Exchange Act Rules 13a-15(b) and 15d-15(b), instead of 13a-14(c) and 15d-14(c), as the definition references for evaluating the effectiveness of your disclosure controls and procedures,

       b. State your conclusion on the effectiveness of your disclosure controls and procedures as of the end of the period covered by your annual report, instead of within 90 days prior to the filing date, to comply with Form 20-F Item 15(a),

       c. Disclose whether your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you was recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms. Refer to Exchange Act Rules 13a-15(e) and 15d-15(e), and

       d. State whether there was *any* change in your internal control *over financial reporting* that occurred during the period covered by your annual report, instead of subsequent to the date of evaluation, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with Form 20-F Item 15(d).

Note 11 – Differences between Canadian and United States Generally Accepted Accounting Principles, page 62

2.   We note you disclose on page 6 that all of your oil and natural gas reserve information has been prepared and presented in accordance with National Instrument 51-101, which is the Canadian Standard of Disclosure for Oil and Gas Activities. Please add disclosure to Note 11 to discuss the extent to which your estimates of proved reserves, including proved developed and proved undeveloped, are consistent with the definitions set forth in Rule 4-10(a) of Regulation S-X. If you believe they are the same, explain the basis for your view. Otherwise, address the implications for your accounting under U.S. GAAP. It should be clear how any differences in these reserves would impact your capitalized oil and gas property costs, impairment tests, and DD&A expense calculations.

3.   We note your disclosure of the full cost method of accounting for oil and gas properties in Note 2 (g) on page 56. Please expand your disclosure in Note 2 (g), or add disclosure to Note 11, to address the remaining elements of the full cost method of accounting as set forth in Rule 4-10(c) of Regulation S-X, including but not limited to:

> a. The treatment of estimated future expenditures to be incurred in developing proved reserves and estimated dismantlement and abandonment costs in your cost amortization,
>
> b. The treatment of sales and abandonments of your oil and gas properties, and
>
> c. The extent of any difference in your full cost capitalized amounts based on using a risk-free interest rate for Canadian GAAP versus a 10% discount rate for U.S. GAAP purposes, and using forecast product prices and costs, rather than current prices.

4. We note you disclose in Note 2 (i) on page 56 that you record common shares issued for non-monetary consideration at their fair market values, based upon the lower of trading price on the date of agreement to issue shares or the date of share issuance. Please add disclosure to Note 11 to discuss and quantify the extent of any difference that results from the application of paragraphs 7 to 10 of SFAS 123(R) for U.S. GAAP purposes, which ordinarily requires that the cost of services received from employees in exchange for share-based compensation be measured based on the grant-date fair value of the equity instruments. Similarly, the cost of goods or services received in a share-based payment transaction with non-employees should be based on the fair value of the goods or services received, or of the equity instruments issued, whichever is more reliably measured. Refer to EITF Issue No. 96-18 for additional measurement guidance.

Note (b) (ii) Stockholders' Equity – Foreign Currency Translation Adjustment, page 63

5. We note you disclose that, as a result of the $1,558,662 foreign currency cumulative translation adjustment as of March 31, 2007, your total stockholders' equity under U.S. GAAP at March 31, 2007 is $36,706,065. However, this amount does not mathematically correspond to the amount of $38,575,168 that results based on adjusting your Canadian GAAP stockholders' equity of $40,133,830, which is presented in your balance sheet on page 52. Please revise your disclosure to eliminate this inconsistency.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief